

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
No. 2, Youzishan Road, Dongba Street
Gaochun District
Nanjing City
Jiangsu Province 210000
People's Republic of China

   Re: Oriental Culture Holding LTD
     Registration Statement on Form F-1/A
     Amended on August 31, 2020
     File No. 333-234654

Dear Ms. Ni:

  We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

1. We note the revised disclosure in response to comment 2. Revise to quantify the decrease in revenue and net income for the six months ended June 30, 2020.

You may contact Christie Wong at (202) 551-3684 or Robert Littlepage at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li, Esq.